EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Three Months Ended March 31,		Twelve Months Ended, December 31,
	2019	2018	2018	2017	2016	2015	2014

Income from continuing operations before income taxes	$136.6	$108.8	$408.1	$259.9	$201.6	$217.7	$121.4

Share of undistributed (income) loss from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	(0.3)	(0.1)	(0.7)	(0.8)	(0.9)	(0.8)	(0.6)
Amortization of capitalized interest	0.1	0.1	0.3	0.4	0.6	0.6	0.9
Interest expense	18.0	10.0	51.7	37.1	33.5	33.4	28.7
Interest portion of rental expense	1.2	1.1	4.8	4.4	4.8	4.8	5.2
Earnings	$155.6	$119.9	$464.2	$301.0	$239.6	$255.7	$155.6

Interest	18.0	10.1	52.1	37.8	34.6	33.4	30.4
Interest portion of rental expense	1.2	1.1	4.8	4.4	4.8	4.8	5.2
Fixed Charges	$19.2	$11.2	$56.9	$42.2	$39.4	$38.2	$35.6

Ratio of Earnings to Fixed Charges	8.10	10.71	8.16	7.13	6.08	6.69	4.37